

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Christopher J. Bruno
Chief Executive Officer & President
RSE Innovation, LLC
446 Broadway, 2nd Floor
New York, NY 10013

> **Re: RSE Innovation, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 9**
> **Filed January 4, 2024**
> **File No. 024-11612**

Dear Christopher J. Bruno:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 9 Filed January 4, 2024

Management
Asset Manager
Responsibilities of the Asset Manager, page 77

1.   We note your statements that the Asset Manager is responsible for "[e]ngag[ing] third-party independent contractors for the care, custody, maintenance and management of the Underlying Assets" and "perform[ing] any other act necessary to carry out all asset management ... obligations." Please provide specific examples of such duties and obligations to be carried out by DomianX in its role as Asset Manager of Series #URL5 and #URL6.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lori Metrock